October 27, 2020

VIA EDGAR

Mr. Jonathon Burr
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	1st stREIT Office Inc.
Offering Statement on Form 1-A
File No. 024-11351

Ladies and Gentlemen:

In accordance with Rule 259 under the Securities Act of 1933, as amended, 1st stREIT Office Inc., a Maryland corporation (the “Company”), hereby respectfully requests the immediate withdrawal of its Offering Statement on Form 1-A (File No. 024-11351), together with all exhibits thereto (collectively, “Offering Statement No. 2”), which was filed with the Securities and Exchange Commission (the “Commission”) on October 22, 2020.

The Company is requesting the consent of the Commission to the withdrawal of Offering Statement No. 2 as it was filed under the incorrect code due to an administrative error. The Company intends to refile Offering Statement No. 2 as an amendment on Form 1-A/A to the Offering Statement on Form 1-A (File No. 024-11317), which was originally filed with the Commission on September 11, 2020.

Please forward copies of the order consenting to the withdrawal of the Offering Statement No. 2 to the undersigned via email at ebencuya@tryperion.com.

If you have any questions regarding this application for withdrawal, please do not hesitate to call Mark Schonberger, the Company’s counsel, at (212) 813-8842.

Very truly yours,

1st stREIT Office Inc.

By:	/s/ Eliot Bencuya
Name:	Eliot Bencuya
Title:	Chief Executive Officer